Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$283,664	$269,730	$170,479	$199,627	$180,937	$199,343
Income taxes	143,677	138,927	98,010	120,030	86,854	126,805
Fixed charges	151,085	191,174	178,437	181,372	181,793	168,985

Total Earnings	$578,426	$599,831	$446,926	$501,029	$449,584	$495,133

Fixed Charges:
Interest charges	$127,455	$158,769	$145,502	$146,983	$147,610	$133,878
Amortization of debt discount	3,477	4,363	4,085	4,854	3,337	2,888
Estimated interest portion of annual rents	20,153	28,042	28,850	29,535	30,846	32,219

Total Fixed Charges	$151,085	$191,174	$178,437	$181,372	$181,793	$168,985

Ratio of Earnings to Fixed Charges (rounded down)	3.82	3.13	2.50	2.76	2.47	2.93